SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com

BEIJING GENEVA SAN FRANCISCO
BRUSSELS HONG KONG SHANGHAI
CHICAGO LONDON SINGAPORE
DALLAS LOS ANGELES TOKYO
NEW YORK WASHINGTON, DC

FOUNDED 1866



Our Ref: 22277-00002

March 23, 2006


SEC MAIL
RECEIVED
PROCESSING
MAR 27 2006
WASH, D.C.
213
SECTION

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an ~~exemption pursuant to~~ Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find two press releases and two announcements which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Huanting T. Li

PROCESSED
MAR 30 2006
THOMSON
FINANCIAL

3/29

HK1 343783v.1

[For Immediate Release]



COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

COSL Raises Day Rate of NH II

***

Continues Drilling Operations in Myanmar

(22 March 2006 - Beijing) China Oilfield Services Limited ("COSL" or the "Company"; Stock code: 2883HK.) announces the recent renewal of its drilling agreement with Daewoo International Corporation ("Daewoo International"). NH II, the Company's semi-submersible drilling rig, will continue to provide services to Daewoo International in Myanmar.

Based on Daewoo International's operational requirements and after negotiations, the Company and Daewoo International renewed the contract, pursuant to which NH II will continue its operations in Myanmar. According to the contract, the Company will provide drilling and well testing services to Daewoo International until the end of May at a daily drilling rate of USD100,000 per day.

Mr. Yuan Guangyu, the CEO and President of COSL, said, "During the past operation period of about 60 days, the Company has gained the acceptance and recognition of Daewoo International through our quality services and efficient management and we are honoured to be chosen to continue to provide our drilling services to Daewoo International. Through hard work, COSL has successfully established brand recognition overseas. We are confident that providing more services paired with COSL's repute will attract a wider client base and greater demand for services."

— End —

Background Information about the Company

China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling activities, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at December 31 2005, COSL operated 14 drilling rigs, including 10 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China, including 68 support vessels and five oil tankers, one chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO 9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO 14000 environmental management standard as well as the OSHA 18000 occupational health and safety standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd
Natalie Tam/Antonia Au/ Katie Tsui/ Sharis Siu
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 3170 6753
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/
katie.tsui@iprogilvy.com / sharis.siu@iprogilvy.com

[For immediate release]



COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司


SEC MAIL
PROCESSING
RECEIVED
MAR 27 2006
WASH, D.C.
213
SECTION

COSL Announces 2005 Annual Results
Profit from Operations Increased by 22.8% to RMB850.3 million

Highlights

- Turnover increased by 25.2% to RMB4,788.8 million
- Profit from operations increased by 22.8% to RMB850.3 million
- Net profit surged 17.0% to RMB821.0 million
- Earnings per share were RMB20.55 FEN
- Proposed final dividend per share of RMB4.11 FEN

Financial Summary

	For the year ended December 31		
	2005 RMB million	2004 RMB million	Change (%)
Turnover	**4,788.8**	3,824.0	25.2
Profit from operations	**850.3**	692.2	22.8
Net Profit attributable to shareholders	**821.0**	701.7	17.0
Earnings per share	**RMB20.55 FEN**	RMB17.56 FEN	17.0

[22 March 2006, Hong Kong] – China Oilfield Services Limited ("COSL" or "the Company"; stock code: 2883), the leading integrated oilfield services provider in the offshore China market, announced its annual results for the year ended December 31, 2005.

Turnover in 2005 amounted to RMB4,788.8 million, representing an increase of 25.2% over that of 2004. The Company's four business segments, namely drilling services, well services, marine support and transportation services as well as geophysical services, achieved remarkable growth with turnover increasing by 28.5%, 36.4%, 12.2% and 14.5%, respectively. Net profit amounted to RMB821.0 million, representing an increase of 17.0% from RMB701.7 million recorded in 2004. The Board of Directors has recommended a final dividend of RMB4.11 FEN per share for the year ended December 31, 2005.

-Cont'd-

Commenting on the encouraging results for the year 2005, Mr. Yuan Guangyu, CEO and President of the Company, said, "In 2005, the economy of the PRC continued to expand, triggering enormous energy demands. As the largest integrated offshore oilfield services provider in the offshore China market, we capitalized on the favourable market conditions and achieved significant growth in 2005."

Turnover from drilling services amounted to RMB2,205.7 million in 2005, representing a year-on-year increase of 28.5%. The increase was mainly attributable to the increase in drilling day rate and services provided compared with the same period last year. Meanwhile, there was an increase in well workover services provided to our customers.

During the year under review, the Company won an integrated well workover services contract from CNOOC SES Ltd in Indonesia with a total contract value of approximately US$98.4 million. The Company's success in winning this contract represents a significant step towards opening up the overseas market to the Company and will serve as a cornerstone for our expanding service dimensions into a diversified market portfolio.

Turnover from well services for the year 2005 amounted to RMB1,165.3 million, representing an increase of 36.4% as compared to 2004. The substantial increase in turnover was mainly due to the increase in sales revenue from well chemical materials and revenue derived from directional drilling, drilling fluids and logging.

Turnover from marine support and transportation services for the year 2005 amounted to RMB867.7 million, representing an increase of 12.2% over 2004. The growth was mainly due to the delivery of vessels in 2004, as well as the newly-built vessel delivered during the year, which contributed to the increase in operating days for our vessels for marine support services and the increase in day rate.

Turnover from geophysical services for the year 2005 amounted to RMB550.0 million, representing an increase of 14.5% over 2004. This increase was mainly due to an increase in data collection activities in the South China Sea and overseas, upgrading of the seismic data collection system of one seismic vessel which resulted in improved efficiency, as well as increased 2D and 3D data collection activities compared to 2004.

-Cont'd-

Based on its Integrated Project Management ("IPM") strategy, the Company made a number of breakthroughs in the areas of drilling, well completion, well workover, logging and oilfield production. It brought along related technical services to satisfy the different needs of customers, increased the Company's operating revenue and enhanced the effect of the synergy on the Company. In 2005, COSL undertook integrated service projects of production adjustment wells in Bohai, drilling wells in Yuedong and workover wells in Jidong, Bohai. We signed 15 integrated service contracts in total and the aggregate contract value amounted to RMB887.0 million, representing 18.5% of the total operating revenue for 2005, an increase of 24.6% when compared to RMB712.0 million for 2004.

Our overseas business also achieved considerable growth in 2005. The operating revenue of the Company from overseas markets for the full year amounted to RMB436.0 million, accounting for 9.1% of the total operating revenue for 2005, representing an increase of 87.1% as compared to RMB233.0 million for 2004. In respect of our drilling business, COSL secured drilling contracts for its semi-submersible rigs Nanhai No. 2 and Nanhai No. 6 in Myanmar and Australia, respectively. The Company also succeeded in signing a cooperative agreement with Northern Drilling Company of Iran. In addition, we also secured a two-year service contract with Philippine National Oil Corporate for cementing of 28 geothermal wells, and an oilfield technical service contract in drilling fluids and cementing, etc. in Myanmar.

Mr. Yuan concluded, "In view of the favorable conditions for the growth of oil and gas well exploration and oil field services, we will capitalize on the opportunities in oil and gas business development. We will strive to explore overseas markets such as Southeast Asia and establish our foothold in both domestic and foreign markets. Looking forward to the coming year, we will continue to enhance our profitability as well as productivity, and speed up our efforts in developing deep offshore services. We will further expand our IPM services and rapidly boost our capability in oilfield services. We will continue to explore the international market, and ultimately, continue our efforts in establishing a healthy, safe and environmentally-friendly workplace, to maximize value for our shareholders, customers and employees."

-End-

Background Information about the Company

China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at December 31 2005, COSL operated 14 drilling rigs, including 10 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China, including 68 support vessels and five oil tankers, one chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO 9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO 14000 environmental management standard as well as the OSHA 18000 occupational health and safety standards.

For further enquires, please contact:

Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd
Natalie Tam/Antonia Au/ Katie Tsui/ Sharis Siu
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 3170 6753
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/
katie.tsui@iprogilvy.com / sharis.siu@iprogilvy.com



COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock code: 2883)

Resignation of Mr. Wu Mengfei from the post of Chief Financial Officer of the Company and appointment of Mr. Zhong Hua to assume the position of Chief Financial Officer

On 22 March 2006, the board of directors (the "Board") of China Oilfield Services Limited ("COSL" or the "Company") consented to the resignation of Mr. Wu Mengfei from the post of Chief Financial Officer of the Company. Mr. Wu will vacate his office of Chief Financial Officer on 31 March 2006. On 22 March 2006, the Board approved the appointment of Mr. Zhong Hua (鍾華) to assume the position of Chief Financial Officer, effective on 1 April 2006. Mr. Zhong Hua joined the Company since August 2005 and is currently the Executive Vice President of the Company. Mr. Wu will remain as a director of the Company and will be re-designated as a non-executive director from 1 April 2006.

Mr. Wu, aged 50, is an Executive Vice President of the Company. Mr. Wu joined China National Offshore Oil Corp. in 1988 and was the Chief Financial Officer and a Senior Vice President of CNOOC Limited from September 1999 to March 2001. He continued to serve as a Senior Vice President of CNOOC Limited until joining the Company in July 2004. Mr. Wu holds a MBA degree from the Sloan School of Management, Massachusetts Institute of Technology in the United States and a bachelor's degree and master's degree from the East China Petroleum Institute in the PRC. Mr. Wu was selected as an executive director of the Company at the general meeting in May 2004.

Save as disclosed herein, Mr. Wu does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. Mr. Wu does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Finance Ordinance.

Mr. Wu has not held any directorship in any other listed public companies in the past three years. There is no service contract entered into between Mr. Wu and the Company at present. Mr. Wu will not be entitled to an annual director's fee.

Save as disclosed above, the Board is not aware of any matter in relation to Mr. Wu that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules or any other matter that needs to be brought to the attention of shareholders of the Company in relation to Mr. Wu's appointment.

The Board would like to take this opportunity to express our sincere thanks to Mr. Wu Mengfei for his contribution to the Company during his term of office as the Chief Financial Officer.

By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Hong Kong, 22 March 2006

As at the date of this announcement, the executive directors of the Company are Mr. Yuan Guangyu and Mr. Wu Mengfei; the non-executive director is Mr. Fu Chengyu; and the independent non-executive directors are Mr. Gordon Che Keung Kwong, Mr. Andrew Y. Yan and Mr. Simon X. Jiang.

Please also refer to the published version of this announcement in The Standard.




SEC MAIL PROCESSING
RECEIVED
MAR 2 7 2006
WASH, D.C.
213
SECTION

COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

(Incorporated in the People's Republic of China with limited liability)
(Stock Code: 2883.HK)

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31 DECEMBER 2005

Financial Highlights

1. Turnover increased by 25.2% to RMB4,788.8 million
2. Profit from operations increased by 22.8% to RMB850.3 million
3. Net profit increased by 17.0% to RMB821.0 million
4. Basic earnings per share were RMB20.55 cents
5. Proposed final dividend per share of RMB4.11 cents

CONSOLIDATED INCOME STATEMENT
Year ended 31 December 2005

	Notes	**2005**	2004
		RMB'000	*RMB'000*
TURNOVER	*4*	**4,788,792**	3,824,029
Other revenues		**12,919**	23,488
Operating expenses			
Depreciation of property, plant and equipment		**(755,676)**	(666,971)
Employee compensation costs		**(833,345)**	(640,153)
Repair and maintenance costs		**(285,166)**	(226,733)
Consumption of supplies, materials, fuel, services and others		**(1,437,233)**	(1,125,938)
Subcontracting expenses		**(259,563)**	(104,132)
Operating lease expenses		**(213,436)**	(186,828)
Other operating expenses		**(105,288)**	(166,549)

	Notes		
Other selling, general and administrative expenses		**(61,737)**	(38,045)
Total operating expenses		**(3,951,444)**	(3,155,349)
PROFIT FROM OPERATIONS	*5*	**850,267**	692,168
Financial income			
Exchange gains/(losses), net		**(16,802)**	199
Interest expenses		**(104)**	–
Interest income		**16,956**	34,300
		50	34,499
Share of profits of jointly-controlled entities		**106,617**	79,445
PROFIT BEFORE TAX		**956,934**	806,112
Tax	*6*	**(135,938)**	(104,385)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	*7*	**820,996**	701,727
DIVIDENDS	*8*		
Special interim dividend		**55,535**	91,493
Proposed final dividend		**164,208**	175,395
		219,743	266,888
BASIC AND DILUTED EARNINGS PER SHARE	*9*	**20.55 Cents**	17.56 Cents

CONSOLIDATED BALANCE SHEET

31 December 2005

	2005 *RMB'000*	2004 *RMB'000*
NON-CURRENT ASSETS		
Property, plant and equipment	**7,258,247**	5,763,424
Interests in jointly-controlled entities	**239,936**	184,263
Total non-current assets	**7,498,183**	5,947,687
CURRENT ASSETS		
Inventories	**229,784**	215,853
Prepayments, deposits and other receivables	**208,854**	123,923
Accounts receivable	**709,453**	662,548
Due from other CNOOC group companies	**2,800**	4,269
Short term investments	**–**	20,003
Pledged time deposits	**1,093**	4,255
Cash and cash equivalents	**1,013,795**	2,162,282
Total current assets	**2,165,779**	3,193,133
CURRENT LIABILITIES		
Trade and other payables	**925,306**	571,874
Salary and bonus payables	**206,805**	228,161
Tax payable	**94,573**	217,602
Due to the ultimate holding company	**172,931**	204,469
Due to other CNOOC group companies	**23,789**	20,780
Total current liabilities	**1,423,404**	1,242,886
NET CURRENT ASSETS	**742,375**	1,950,247
TOTAL ASSETS LESS CURRENT LIABILITIES	**8,240,558**	7,897,934
NON-CURRENT LIABILITIES		
Deferred tax liabilities	**385,816**	433,258
Long term payable to the ultimate holding company	**200,000**	400,000
Total non-current liabilities	**585,816**	833,258
Net assets	**7,654,742**	7,064,676

EQUITY		
Issued capital	**3,995,320**	3,995,320
Reserves	**3,495,214**	2,893,961
Proposed final dividend	**164,208**	175,395
Total equity	**7,654,742**	7,064,676

NOTES TO FINANCIAL STATEMENTS

31 December 2005

1. CORPORATE INFORMATION

The registered office of China Oilfield Services Limited (the "Company", together with its subsidiaries, the "Group") is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, China.

The principal activities of the Group consisted of the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services.

In the opinion of the directors, the Company's ultimate holding company is China National Offshore Oil Corporation ("CNOOC").

2.1 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRSs"), which also include all Hong Kong Accounting Standards ("HKASs") and Interpretations ("HK(SIC)-Ints"). These HKFRSs are generally effective for accounting periods beginning on or after 1 January 2005 for the preparation of these financial statements. The following new and revised HKFRSs are relevant to the Group's financial statements and are adopted for the first time for the current year's financial statements:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates

HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 Amendment	Transition and Initial Recognition of Financial Assets and Financial Liabilities

Except for HKAS 1, HKAS 24 and HKAS 39, the adoption of the above standards has had no material impact on the accounting policies of the Group and the Company and the methods of computation in the Group's and the Company's financial statements.

HKAS 1 – Presentation of Financial Statements

HKAS 1 has affected the presentation of the share of tax attributable to jointly-controlled entities on the consolidated income statement and other disclosures. In addition, in prior periods, the Group's share of tax attributable to jointly-controlled entities was presented as a component of the Group's total tax charge/(credit) in the consolidated income statement. Upon the adoption of HKAS 1, the Group's share of the post-acquisition results of jointly-controlled entities is presented net of the Group's share of tax attributable to jointly-controlled entities.

HKAS 24 – Related Party Disclosures

HKAS 24 has expanded the definition of related parties and affected the Group's related party disclosures.

HKAS 39 – Financial Instruments: Recognition and Measurement

In prior periods, the Group classified its investments in short term debt securities as short term investments which were not intended to be held on a continuing basis, and those investments were stated at their fair values at the balance sheet date on an individual investment basis. The gains or losses arising from changes in the fair value of debt securities are credited or charged to the consolidated income statement in the period in which they arise.

Upon the adoption of HKAS 39, the Group classifies its financial assets, including investments, in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

The adoption of HKAS 39 has not resulted in any significant impact on the financial statements.

2.2 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following relevant new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements. Unless otherwise stated, these HKFRSs are effective for accounting periods beginning on or after 1 January 2007:

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease (effective for accounting periods on or after 1 January 2006)

HKAS 1 will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 will replace HKAS 32 and has modified the disclosure requirements of HKAS 32 relating to financial instruments.

The Group expects that the adoption of HK(IFRIC)-Int 4 will not have any significant impact on the Group's financial statements during the period of initial application.

3. SEGMENT INFORMATION

The Group is engaged in a broad range of petroleum related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) the drilling services segment is engaged in the provision of oilfield drilling services and well workovers;

(b) the well services segment is engaged in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion, and sales of well chemical materials;

(c) the marine support and transportation service segment is engaged in the transportation of materials, supplies and personnel to offshore facilities, and moving and positioning drilling structures and the transportation of crude oil and refined products; and

(d) the geophysical service segment is engaged in the provision of offshore seismic data collection, marine surveying and data processing services.

No further analysis of geographical segment information is presented as over 90% of the Group's assets, operations and customers are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns.

The following table presents revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2005:

	Drilling	Well services	Marine support and transportation	Geophysical	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
TURNOVER					
Sales (including intersegment)	2,446,524	1,205,401	899,540	566,331	5,117,796
Less: Intersegment sales	240,813	40,060	31,839	16,292	329,004
Net sales to external customers	2,205,711	1,165,341	867,701	550,039	4,788,792
PROFIT FROM OPERATIONS					
Segment results	505,453	150,350	110,351	84,113	850,267
Exchange losses, net					(16,802)
Interest expenses					(104)
Interest income					16,956
Share of profits of jointly-controlled entities					106,617
Profit before tax					956,934
Tax					(135,938)
Net profit					820,996
ASSETS					
Segment assets	4,281,207	1,142,170	2,154,123	662,397	8,239,897
Interests in jointly-controlled entities	–	230,434	–	9,502	239,936
Unallocated assets					1,184,129
Total assets					9,663,962
LIABILITIES					
Segment liabilities	468,543	118,442	62,233	48,433	697,651
Unallocated liabilities					1,311,569
					2,009,220

OTHER SEGMENT INFORMATION					
Capital expenditure	**1,585,820**	**302,085**	**104,772**	**260,325**	**2,253,002**
Depreciation of property, plant and equipment	**323,448**	**124,546**	**224,100**	**83,582**	**755,676**
Provision/(write-back of provision) for doubtful debts	**(60,834)**	**519**	**387**	**245**	**(59,683)**
Provision against inventories	**416**	**219**	**163**	**103**	**901**

The following table presents revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December, 2004:

	Drilling *RMB'000*	**Well services** *RMB'000*	**Marine support and transportation** *RMB'000*	**Geophysical** *RMB'000*	**Total** *RMB'000*
TURNOVER					
Sales (including intersegment)	1,881,630	891,730	802,966	500,307	4,076,633
Less: Intersegment sales	165,691	37,386	29,516	20,011	252,604
Net sales to external customers	1,715,939	854,344	773,450	480,296	3,824,029
PROFIT FROM OPERATIONS					
Segment results	374,322	127,942	105,246	84,658	692,168
Exchange gains, net					199
Interest income					34,300
Share of profits of jointly-controlled entities					79,445
Profit before tax					806,112
Tax					(104,385)
Net profit					701,727
ASSETS					
Segment assets	2,977,746	1,041,864	2,343,165	396,867	6,759,642
Interests in jointly-controlled entities	–	175,009	–	9,254	184,263
Unallocated assets					2,196,915
Total assets					9,140,820
LIABILITIES					
Segment liabilities	218,414	40,293	105,090	9,916	373,713
Unallocated liabilities					1,702,431
					2,076,144

OTHER SEGMENT INFORMATION					
Capital expenditure	855,892	193,938	450,183	111,835	1,611,848
Depreciation of property, plant and equipment	272,762	111,981	218,723	63,505	666,971
Provision for doubtful debts	35,054	(21)	(20)	(11)	35,002
Provision against inventories	400	398	398	398	1,594

4. TURNOVER AND OTHER REVENUES

Turnover represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes. All significant intragroup transactions have been eliminated on consolidation/combination.

Other revenues comprise the following:

	2005	2004
	RMB'000	RMB'000
Gain on disposal of scrap materials	**670**	–
Insurance claims received	**11,483**	22,352
Others	**766**	1,136
	12,919	23,488

5. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging/(crediting):

	2005	2004
	RMB'000	RMB'000
Auditors' remuneration	**3,350**	2,950
Employee compensation costs:		
Wages, salaries and bonuses	**600,279**	467,938
Social security costs	**174,995**	134,361
Retirement benefits contributions	**58,071**	37,854
	833,345	640,153
Depreciation of property, plant and equipment	**755,676**	666,971
Loss/(gain) on disposal of property, plant and equipment, net	**1,359**	(236)
Minimum lease payments under operating leases in respect of land and buildings, berths and equipment	**213,436**	186,828
Provision/(write-back of provision) for doubtful debts	**(59,683)**	35,002
Provision against inventories	**901**	1,594
Repair and maintenance costs	**285,166**	226,733
Research and development costs included in:		
Depreciation of property, plant and equipment	**27,764**	10,029

Employee compensation costs	**25,838**	12,052
Consumption of supplies, materials, fuel, services and others	**31,390**	40,104
Other operating expenses	**44,858**	31,107
	129,850	93,292

6. TAX

The Group is subject to income tax on an entity basis on the profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

In accordance with the relevant tax laws in the PRC, the Company is subject to corporate income tax at the rate of 33%.

During the year, the application by the Company as an advanced technology enterprise for tax exemption purposes was approved and the Company's corporate income tax rate for the fiscal year 2004 was reduced from 33% to 15%. As a result, a tax refund of RMB191 million relating to fiscal year 2004 has been recorded by the Company. The eligibility for such tax rate reduction in future is conditional upon the fulfilment of certain conditions on an annual basis as stipulated in the relevant tax rules, which include a minimum proportion of sales of advanced technology services to total sales and a minimum proportion of research and development expenses to each of total expenses and total revenues under the PRC accounting principles.

As the reduction in the corporate income tax rate from 33% to 15% for the year ended 31 December 2005 cannot be ascertained at the date of this report, management considers it appropriate to use 33% to accrue for the income tax liability of the Company for the year ended 31 December 2005.

The Company's principal subsidiary incorporated in Malaysia, COSL (Labuan) Company Limited, is subject to deemed profit and withholding tax of 15% based on its gross service income generated from drilling activities in Indonesia.

An analysis of the Group's provision for tax is as follows:

	Group	
	2005	2004
	RMB'000	*RMB'000*
Hong Kong profits tax:	–	–
Overseas income taxes:		
Current income taxes	**33,582**	271
PRC corporate income tax:		
Current income taxes	**341,078**	363,434
Tax refund as an advanced technology enterprise	**(191,280)**	(128,907)

Tax refund from acquisition of domestic equipment	–	(22,704)
Deferred income taxes	**(47,442)**	(107,709)
Total tax charge for the year	**135,938**	104,385

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the Mainland China where the Company and its jointly-controlled entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate are follows:

	2005		2004	
	RMB'000	%	*RMB'000*	%
Profit before tax	**956,934**		806,112	
Tax at the statutory tax rate of 33% (2004: 33%)	**315,788**	**33.0**	266,017	33.0
Profit attributable to jointly-controlled entities	**(35,184)**	**(4.0)**	(26,217)	(3.0)
Tax refund as an advanced technology enterprise	**(191,280)**	**(20.0)**	(128,907)	(16.0)
Tax refund from acquisition of domestic equipment	–	–	(22,704)	(3.0)
Expenses not deductible for tax and others	**46,614**	**5.0**	16,196	2.0
Total tax charge at the Group's effective rate	**135,938**	**14.0**	104,385	13.0

Expenses not deductible for tax and others included income tax expenses of certain overseas subsidiaries which are not deductible for PRC income tax purposes.

The share of tax attributable to jointly-controlled entities amounting to RMB27,429,000 (2004: RMB19,751,000) is included in "share of profits of jointly-controlled entities" on the face of the consolidated income statement.

7. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders for the year ended 31 December 2005 dealt with in the financial statements of the Company was RMB858,089,000 (2004: RMB647,824,000).

8. DIVIDENDS

	2005	2004
	RMB'000	*RMB'000*
Special interim dividend – RMB1.39 Cents (2004: 2.29 Cents) per ordinary share	**55,535**	91,493
Proposed final dividend – RMB4.11 Cents (2004: 4.39 Cents) per ordinary share	**164,208**	175,395
	219,743	266,888

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars and dividends to the American Depositary Receipts ("ADR") holders will be paid to the depositary in Hong Kong dollars and will be converted by the depositary, into United States dollars ("USD") and paid to the holders of ADRS.

Following the establishment of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) making up prior years' cumulative losses, if any;

(ii) allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under the PRC accounting principles and financial regulations. Transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve can be used to offset previous years' losses, if any, and part of the statutory common reserve can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the registered capital of the Company;

(iii) allocations of 5% to 10% of after-tax profit, as determined under the PRC accounting principles and financial regulations, to the Company's statutory public welfare fund, which will be established for the purpose of providing the Company's employees with collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. Transfer to this fund must be made before any distribution of dividends to shareholders; and

(iv) allocations to the discretionary common reserve if approved by the shareholders. Discretionary common reserve can be used to offset prior years' losses, if any, and can be capitalised as the Company's share capital.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with Hong Kong Financial Reporting Standards.

9. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended 31 December 2005 of RMB20.55 Cents (2004: RMB17.56 Cents) and 3,995.32 million shares in issue during the year and 2004.

Diluted earnings per share for the years ended 31 December 2005 and 2004 have not been calculated because no diluting events existed during these years.

10. ACCOUNTS RECEIVABLE

The general credit terms of the Group range from 30 to 90 days. The Group's accounts receivable relate to a large number of diversified customers; other than CNOOC Group and CNOOC Limited Group, there is no significant concentration of credit risk. All accounts receivable are non-interest-bearing.

An aged analysis of the accounts receivable as at the balance sheet date is as follows:

	Group	
	2005	2004
	RMB'000	*RMB'000*
Outstanding balances aged:		
Within one year	**708,400**	659,580
One to two years	**1,059**	10,294
Two to three years	**779**	54,497
Over three years	**704**	641
	710,942	725,012
Less: Provision for doubtful debts	**(1,489)**	(62,464)
	709,453	662,548

CNOOC Limited, its subsidiaries and associates (collectively known as the "CNOOC Limited Group") and CNOOC, its subsidiaries and associates other than the CNOOC Limited Group (collectively known as the "CNOOC Group"), which are repayable on similar credit terms to those offered to independent third party customers:

11. TRADE AND OTHER PAYABLES

An aged analysis of the trade and other payables as at the balance sheet date is as follows:

	Group	
	2005	2004
	RMB'000	*RMB'000*
Outstanding balances aged:		
Within one year	**875,912**	551,974
One to two years	**37,446**	11,748
Two to three years	**6,301**	5,851
Over three years	**5,647**	2,301
	925,306	571,874

Trade and other payables are non-interest-bearing. Trade and other payables are normally settled on terms ranging from one month to two years.

BUSINESS REVIEW

Drilling Services

The year 2005 witnessed strong exploration and development activities driven by unquenched global energy demand and high oil prices, which eventually benefitted the oilfield services industry. Drilling business revenue grew 28.5% to RMB2,205.7 million. We drilled a total of 246 wells in 2005, an increase of five wells, of which 190 are development wells, four more than 186 in 2004; 56 are exploration wells, one more than 55 in 2004. Of the wells drilled in 2005, 167 are in the Bohai Bay Area, China, 57 in South China Sea, 21 in offshore Indonesia and one in offshore Myanmar (the Bay of Bengal).

As of 31 December 2005, we utilized a total of 14 drilling rigs (including a leased rig). Of these rigs, eight of them operated in the Bohai Bay, China, four operated in South China Sea, one operated in offshore Indonesia and one operated in Myanmar (the Bay of Bengal).

In 2005, our drilling rigs operated a total of 4,604 days, an increase of 85 days from 4,519 days in 2004. Operating days of our jack-up rigs increased by 251 days, while operating days for semi-submersible rigs declined by 166 days compared to 2004. The increase of jack-up rigs' operating days is attributable to a jack-up rig (COSL931) acquired in July 2004, which started operation on 6 January 2005 after receiving a recovery repair and upgrade on its drilling capability; it had a total of 309 operating days in the year. Jack-up rigs had a total of 234 days under maintenance, a 77-day increase over the 157 days recorded in 2004, partly offsetting the number of days

increased. Semi submersible rigs received a total of 177 days service, a 110-day increase over the figure of 67 days in 2004, which resulted in a decline in operating days. In 2005, the average daily utility rate was 98.0% against 98.8% in 2004. Average day rate for our rigs was US$43,542/day, up by 18.0% against US$36,899/day in 2004. Average day rate for our jack-up rigs was US$40,405/day, representing a 21.4% growth over the US$33,270/day last year. Our semi submersible rigs recorded an average day rate of US$57,098/day, a 16.1% increase over US$49,176/day in 2004.

As the leading provider of offshore drilling services, we also offered platform maintenance and well workover services apart from the usual services we provide to our customers. Our well workover services were enhanced during 2005 with a total of 8,483 team/day, a 16.0% up from the 7,315 team/day last year. We also won an integrated services contract from CNOOC SES Ltd. in Indonesia, with a total contract value of approximately US$98.4 million. As per the contract, the Company will provide 4 sets of well workover machines and Integrated Project Management (IPM) services in well workover, retrieval, logging, testing, tubing conveyed perforation (TCP), wireline operation, cementing, well stimulation services (including hydrafrac, billabong and sealing, sand control, double pipes/Nitrogen Services and acid pumps). The contract came into effect on 4 May 2005 with a 5-year term. The successful bid on this contract represented a significant step towards opening up the overseas market to the Company and would serve as a cornerstone for the expansion of our service dimensions into a diversified market portfolio.

Well Services

Well services benefitted from the continuous active exploration and development in offshore China, and growth in revenue from project sub-contracting, sales of well chemical materials as well as overseas business expansion. Our well services posted an extraordinary growth in 2005, turnover from well services amounted to RMB1,165.3 million in 2005, compared to RMB854.3 million in 2004, an increase of RMB311.0 million, or 36.4%.

Logging

We completed 698 logging trips in 2005, an increase of 113 trips from 585 trips in 2004. Turnover from logging services amounted to RMB215.4 million, against RMB205.8 million in 2004. The 4.7% growth is attributable to higher demand for logging services for development wells and production wells and growth in overseas business.

Drilling Fluids

We offered drilling services on drilling, well completion and well workover tasks for 368 wells in 2005, an increase of 76 wells compared to 292 wells in 2004. The volume

increase contributed to a 25.8% growth in income from drilling fluids services, from RMB192.0 million in 2004 to RMB241.5 million in 2005. The volume increase is attributable to higher demand for drilling fluid services and the use of crease-based fluids that requires a higher unit well charge.

Directional Drilling

We performed directional drilling services on 210 wells in 2005, 19 more than the 191 wells in 2004. Turnover from directional drilling services amounted to RMB258.7 million, compared to RMB164.0 million in 2004. The 57.7% increase is attributable to an increase in outsource business, as well as an increase in horizontal wells and lateral wells that called for more sophisticated technology and higher unit well charges.

Cementing

We completed cementing services on 249 wells in 2005, 13 more than 2004's 236 wells. Turnover generated from cementing services was RMB193.5 million, an 11.2% increase as compared to RMB174.0 million in 2004. Growth in revenue from cementing was driven by increases in the number of development wells and production wells.

Sales of Well Chemical Materials

Apart from domestic sales of sleeve pipes, sieve pipes and cementing materials in 2005, we further enhanced sales of well chemical materials to the North American market. The quality of our products gained recognition from the international market. Sales revenue in 2005 amounted to RMB123.8 million, RMB98.6 million more than the RMB25.2 million achieved in 2004.

Other Well Services

Other well services generated revenue of RMB132.4 million in 2005, an increase of RMB39.1 million over RMB93.3 million in 2004. The 41.9% increase was due to the substantial growth in under-shaft services including sleeve pipe, acidification, etc.

Marine Support and Transportation Services

With our marine support fleet and chemical vessels put into operation and a growing day rate, marine support and transportation services experienced stable growth in 2005. The number of operating days increased to 23,220, up by 6.5% from 21,805 days in 2004. Average utility rate for useful days was 98.7% against 98.8% in 2004, while the average day rate increased by 6.0%.

Gross transportation volume for the period reached 1,472,300 tons, an increase of 23.0% or 275,400 tons over the 1,196,900 tons transported in 2004.

As of 31 December 2005, the Company owned 68 support vessels, five oil tankers and one chemical vessel. One platform supply vessel (BH256) was modified into a Seismic Surveying Vessel Nr. 6 (COSL718) at the end of March 2005, and an additional standby vessel joined service in April 2005.

The Company adopted a well-planned selective approach for the marine transportation of chemical materials, which offers attractive long-term returns. All current transportation is based on long-term contracts, which brings stable cash flow to the Company. The Company acquired a chemical vessel in July 2005, and leased another five such vessels for the transportation of chemical materials.

As of 31 December 2005, we operated a total of 67 support vessels, five oil tankers and one chemical vessel in offshore China, and one operating vessel in the Middle East.

Geophysical Services

Seismic Services

The offshore China market experienced great demand for geophysical services in 2005, therefore we strengthened inputs into this business area to enhance the overall seismic operation capacity of the Company. Firstly, we upgraded the seismic collection system of Seismic Vessel "the Oriental Pearl". Next, we commenced modification of a platform supply vessel (BH256) into a seismic vessel Nr.6 (COSL718) which was ready for delivery by 27 December. As of 31 December 2005, the Company owned a fleet of seven seismic vessels, of which four were operating in offshore China, two in Western Africa and one was under modification in Shanghai to operate in offshore China once modifications are completed.

We processed 3,693 sq. kilometers and 46,166 kilometers of 3D and 2D seismic data, respectively, in 2005. 3D data collection increased by 617 sq. kilometers, or 20.1% compared to 3,076 sq. kilometers last year, mainly due to increased activities in offshore China and improved collection capacity of the vessel, Oriental Pearl, with an upgrade to its processing system. 2D seismic data collection increased by 6.8% or 2,940 kilometers against 43,226 kilometers in 2004 primarily due to increased operation load in the South China Sea and overseas regions compared to last year. On 14 March 2005, the CNOOC Group, the Philippines National Petroleum Company and Vietnam Petroleum and Natural Gas Company formally reached a joint agreement – "A Joint Agreement on the Allied Marine Seismic Operation in the Agreed Region of the South China Sea" in Manila, the capital city of the Philippines. According to the Agreement, the three oil companies will join hands for a three-year exploration programme covering 143,000 sq. kilometers in area. Combining technological advantages with rich experience in marine seismic operation, we prepared a price quotation which is formidably competitive with the support of thorough market

analysis, and eventually won the bid. The project was accomplished in mid-November, five months ahead of schedule. Nanhai 502, the seismic vessel taking up this mission, collected a total of 11,020 km 2D wired seismic data.

We processed 2,843 sq. kilometers of 3D data in 2005, an increase of 25.1% or 570 sq. kilometers from 2,273 sq. kilometers last year. A total of 15,746 kilometers of 2D data were processed, a decline of 20.1% or 3,950 kilometers from 19,696 kilometers in 2004, due to a change in the data processing requirements of our clients.

Surveying Services

As part of the Company's scheme to extend business scope and market niche for its surveying services, a geotech surveying vessel went into service in February 2005, which could perform seabed wire and pipe investigations enabling business diversification into inspection and maintenance services from pure surveying services. As of 31 December 2005, the Company owned four surveying vessels, of which two were operating in Bohai Bay, China, and two in the South China Sea.

Turnover from surveying services totalled RMB124.9 million in 2005, an increase of RMB22.9 million, or 18.3% from RMB102.0 million last year, mainly due to the addition of a new geotech surveying vessel which increased our work volume.

Turnover

Turnover of the Company for the year 2005 amounted to RMB4,788.8 million, representing an increase of RMB964.8 million, or 25.2%, compared to RMB3,824.0 million over the same period last year. This increase was mainly attributable to a significant increase in turnover from drilling services and well services.

In 2005, we recorded a turnover of RMB2,205.7 million from drilling services, representing an increase of RMB489.8 million, or 28.5%, compared to RMB1,715.9 million for the same period last year. The increase in turnover was mainly attributable to an increase in drilling day rate and an increase in services provided compared to the same period last year. At the same time, there was an increase in well workover services provided to our customers.

In 2005, turnover from well services amounted to RMB1,165.3 million, representing an increase of RMB311.0 million, or 36.4%, compared to RMB854.3 million over the same period last year. The substantial increase in turnover was mainly attributable to the sales revenue from well chemical materials and higher revenue derived from directional drilling, drilling fluids and logging as compared to the same period last year.

In 2005, turnover from marine support and transportation services amounted to RMB867.7 million, representing an increase of RMB94.3 million, or 12.2%, compared to RMB773.4 million for the same period last year. The increase in turnover

was mainly attributable to an increase in drilling day rate and the delivery of vessels in 2004, and also because the newly-built standby vessel delivered in the first half of the year was put into operation, which contributed to an increase in operating days for our vessels for marine support services.

In 2005, turnover from geophysical services amounted to RMB550.0 million, representing an increase of RMB69.7 million, or 14.5%, compared to RMB480.3 million for the same period last year. This increase was mainly attributable to an increase in data collection activities in the South China Sea and overseas, upgrading of the seismic data collection system of one seismic vessel which resulted in improved efficiency, as well as increased 2D and 3D data collection activities compared to the same period last year.

Other Revenues

In 2005, we recorded other revenues of RMB12.9 million, representing a decrease of 45.1% from RMB23.5 million for the same period last year. This decrease was mainly attributable to a lower level of insurance claims due to a drop in the number of casualties.

Operating Expenses

For the year ended 31 December 2005, we recorded total operating expenses of RMB3,951.4 million, representing an increase of RMB796.1 million, or 25.2%, from RMB3,155.3 million for the same period last year. The increase in operating expenses was mainly attributable to an increase in cost related to consumption of materials and other services, employee compensation costs, sub-contracting costs and depreciation charges and so on. Costs related to consumption of materials and other services amounted to RMB1,437.2 million, increasing by RMB311.3 million, or 27.6%, compared to RMB1,125.9 million for the same period last year, mainly due to increased consumption of materials and others on increased work volume, and surges in the cost of parts for vessels, fuel prices and costs related to sales of well chemical materials. Labour costs amounted to RMB833.3 million, increasing by RMB193.1 million, or 30.2% from RMB640.2 million for the same period last year, mainly from increased personnel for the operation of drilling rigs, well workover projects, vessels and manpower in preparation for our COSL 941 drilling rig to be completed and operational in 2006. Sub-contracting costs increased by RMB155.5 million, or 149.4% to RMB259.6 million from RMB104.1 million for the same period last year, which was mainly attributable to increased sub-contracting costs from the construction of a newly added module rig and turnkey contract for directional drillings and drilling fluid services. Depreciation charges increased by RMB88.7 million, or 13.3% to RMB755.7 million from RMB667.0 million for the same period last year, mainly attributable to the newly added second-hand (COSL931) drilling rig, one geotech survey vessel and marine support vessels as well as the depreciation of well services

equipment. Repair costs increased by RMB58.5 million, or 25.8% to RMB285.2 million from RMB226.7 million for the same period last year, mainly attributable to maintenance of drilling rigs and directional drilling equipment as scheduled. Operating lease expenses amounted to RMB213.4 million, representing an increase of RMB26.6 million, or 14.2% from RMB186.8 million for the same period last year. This increase was largely related to the lease of jack-up rig (COSL935). According to the terms of the contract, the daily lease rate would be increased after completion of the second phase upgrade and modification. In addition, the increase of business activities required us to hire more operating vessels and convoying vessels. Other sales and management fees amounted to RMB61.7 million, representing an increase of RMB23.7 million, or 62.4% from RMB38.0 million for the same period last year, this is mainly attributable to the increased expenses incurred on business travel, and secondments of personnel abroad for various business expansion activities. Other operating costs amounted to RMB105.3 million, representing a decrease of RMB61.3 million, or 36.8% from RMB166.6 million for the same period last year, this is mainly attributable to the release of RMB59.7 million from bad debt provisions.

In 2005, operating expenses from drilling services amounted to RMB1,704.8 million, representing an increase of RMB358.5 million, or 26.6%, compared to RMB1,346.3 million over the same period last year. This increase was mainly attributable to a substantial growth in costs related to consumption of materials and other services, labour costs, sub-contracting costs, depreciation costs, lease expenses and repair costs as compared with the same period last year. Costs related to the consumption of materials and other services amounted to RMB576.9 million, representing an increase of RMB116.8 million, or 25.4%, compared to RMB460.0 million for the same period last year. Such increase was mainly due to increased expenses incurred on materials and transportation which resulted from increased work volume in well workover services as well as a surge in raw material prices for drilling parts. Labour costs amounted to RMB363.4 million, representing an increase of RMB96.3 million, or 36.1% over RMB267.1 million for the same period last year. This increase was mainly due to increased personnel required for the addition of the drilling rig (COSL931), preparation for the drilling rig (COSL941) and well workover projects. Sub-contracting costs amounted to RMB107.3 million, representing an increase of RMB86.9 million, or 426.6% over RMB20.4 million for the same period last year. This increase was mainly due to increased sub-contracting costs from the module rigs. Depreciation costs amounted to RMB323.1 million, representing an increase of RMB50.6 million, or 18.6% over RMB272.8 million for the same period last year. This increase was primarily attributable to the transformation of drilling rigs and in turn increased the depreciation costs. Repair cost increased by RMB37.5 million, or 25.4% to RMB185.0 million from RMB147.5 million for the same period last year, this is mainly attributable to maintenance of some drilling rigs as scheduled.

Operating lease expenses amounted to RMB105.3 million, representing an increase of RMB23.5 million, or 28.8% from RMB81.8 million for the same period last year. This increase was largely related to the lease of jack-up rig (COSL935). According to the requirements of the contract, daily lease rate would be increased after the completion of the second phase upgrade and modification. Other sales and management fees amounted to RMB30.7 million, representing an increase of RMB16.4 million, or 113.8% from RMB14.3 million for the same period last year, mainly attributable to the increased expenses in business travel for business expansion overseas. Other operating costs amounted to RMB12.7 million, representing a decrease of RMB69.7 million or 84.6% from RMB82.4 million for the same period last year, mainly attributable to reversal of RMB59.7 million of bad debt provisions.

In 2005, operating expenses from well services amounted to RMB1,022.8 million, representing an increase of RMB287.3 million, or 39.1% from RMB735.5 million for the same period last year. This increase was mainly attributable to the growth in costs related to consumption of materials and other services, labour costs, sub-contracting costs, depreciation costs and repair costs as compared with the same period last year. Costs related to the consumption of materials and other services amounted to RMB492.8 million, representing an increase of RMB190.5 million, or 63.0%, compared to RMB302.3 million for the same period last year. This increase was mainly due to increased expenses in materials and parts resulting from an increased work volume. Additionally, the costs for materials surged as the sales revenue from well chemical materials increased. Sub-contracting costs amounted to RMB137.6 million, representing an increase of RMB67.5 million, or 96.5% over RMB70.1 million for the same period last year. This increase was mainly due to increased sub-contracting costs from directional drilling and drilling fluids. Labour costs amounted to RMB166.8 million, representing an increase of RMB21.4 million, or 14.8% over RMB145.4 million for the same period last year, this is mainly attributable to increased personnel to meet the higher work volume. Depreciation costs amounted to RMB124.5 million, representing an increase of RMB12.5 million, or 11.2% over RMB112.0 million for the same period last year. This increase was primarily attributable to the purchasing of equipment for logging and cementing that in turn increased the depreciation costs. Repair costs increased by RMB9.2 million, or 95.8% to RMB18.8 million from RMB9.6 million for the same period last year, this is mainly attributable to maintenance of equipment as scheduled. Operating lease expenses amounted to RMB34.0 million, representing a decrease of RMB19.5 million, or 36.4% from RMB53.5 million for the same period last year. The decrease was largely related to reduced hiring of logging equipment.

In 2005, operating expenses from marine support and transportation services were RMB757.4 million, representing an increase of RMB88.3 million, or 13.2%, compared to RMB669.1 million over the same period last year. This increase was

mainly due to the rise in labour costs, leasing costs and repair costs as compared to the same period last year. Among which, labour costs amounted to RMB209.7 million, representing an increase of RMB62.0 million, or 42.0%, compared to RMB147.7 million over the same period last year. This increase is mainly due to more personnel needed for a newly added marine support vessel, a vessel for chemicals and additional workers for four vessels for chemicals. Repair costs increased by RMB12.3 million, or 25.2% to RMB61.2 million from RMB48.9 million for the same period last year, this is mainly attributable to maintenance of some vessels as scheduled. Also, as demand for ship repairing outstripped supply, repair charges surged. Operating lease expenses amounted to RMB42.5 million, representing an increase of RMB14.9 million, or 53.9% from RMB27.6 million for the same period last year. This increase was mainly attributable to an increase in hiring of vessels.

In 2005, operating expenses from geophysical services were RMB466.4 million, representing an increase of RMB62.0 million, or 15.3%, compared to RMB404.4 million over the same period last year. The increase was mainly due to higher costs related to depreciation, the consumption of materials and other services, labour costs and operating lease expenses over the same period last year. Among which, depreciation costs amounted to RMB83.6 million, representing an increase of RMB20.1 million, or 31.6%, compared to RMB63.5 million over the same period last year. The increase in depreciation cost is mainly due to one geotech survey vessel having gone into operation and the transformation of the data collection system of a seismic vessel. Costs related to the consumption of materials and other services amounted to RMB191.3 million, representing an increase of RMB18.8 million, or 10.9%, compared to RMB172.5 million over the same period last year, mainly due to a surge in fuel costs; and increase in material costs and transportation costs resulting from greater work volume. Labour costs amounted to RMB93.4 million, representing an increase of RMB13.4 million, or 16.8%, compared to RMB80.0 million over the same period last year. The increase was mainly due to increased personnel for one geotech survey leased vessel newly put into operation. Operating lease expenses amounted to RMB31.5 million, representing an increase of RMB7.6 million, or 31.9%, compared to RMB23.9 million over the same period last year. The increase is mainly due to the increase in hiring of convoy vessels and positioning vessels resulting from greater volume.

Operating Profit

In 2005, we achieved an operating profit of RMB850.3 million, representing an increase of RMB158.1 million, or 22.8%, compared to RMB692.2 million over the same period last year. The increase in operating profit is primarily attributable to the growth in drilling services and well services. Drilling services recorded an operating profit of RMB505.5 million, representing a rise of RMB131.2 million, or 35.1%,

compared to RMB374.3 million for the same period last year. Well services recorded an operating profit of RMB150.4 million, representing a rise of RMB22.5 million, or 17.5%, compared to RMB127.9 million for the same period last year. Operating profit from marine support and transportation services amounted to RMB110.3 million, representing an increase of RMB5.1 million, or 4.9%, compared to RMB105.3 million for the same period last year. Operating profit from geophysical services amounted to RMB84.1 million, representing a drop of RMB0.6 million, or 0.6%, compared to RMB84.7 million for the same period last year.

Financial Income

The financial income in 2005 amounted to RMB50,000, decreasing by RMB34.45 million from RMB34.5 million for the same period last year. This decrease was mainly due to a decrease in interest income of RMB17.45 million from bank deposits and an increase of RMB17.0 million in net loss of foreign exchange.

Share of Profit from Jointly-Controlled Entities

Our share of profit from jointly-controlled entities amounted to RMB106.6 million, representing an increase of RMB27.2 million, or 34.3%, compared to RMB79.4 million for the same period last year. The increase was mainly attributable to the significant improvement in the revenue contributions of China Nanhai-Magcobar Mud and China-France Bohai Geoservices.

Profit before Tax

Profit before tax in 2005 amounted to RMB956.9 million, representing an increase of RMB150.8 million, or 18.7%, compared to RMB806.1 million for the same period last year. The increase was mainly due to our growth in drilling services and well services.

Income Tax

In 2005, we had tax liabilities of RMB135.9 million, representing an increase of RMB31.5 million, or 30.2%, compared to RMB104.4 million in 2004. This comprised of tax liabilities of RMB327.2 million offset by tax refund of RMB191.3 million from the tax authority in 2004 for our treatment as an advanced technology enterprise.

Profit after Tax

Our profit after tax in 2005 was RMB821.0 million, representing an increase of RMB119.3 million, or 17.0%, compared to RMB701.7 million for the same period last year.

Distributions

In 2005, the Company distributed a special interim dividend of RMB55.5 million, or RMB1.39 cents per share. The Board of the Company also proposed to declare a final dividend distribution of RMB164.2 million or RMB4.11 cents per share. The recommended date for distribution is 15 June 2006 (Thursday).

DEBT SERVICING ABILITY AND FUNDING RESOURCES

Cash and cash equivalents were RMB2,162.3 million at the opening of the year 2005. For this period, net cash inflow from operating activities was RMB1,261.4 million, net cash outflow from investing activities was RMB1,358.2 million, net cash outflow from financing activities was RMB430.9 million and term deposits for more than three months and short-term investment within three months together decreased by RMB620.8 million. As at 31 December 2005, we have cash and cash equivalents amounting to RMB1,013.80 million.

CASH PROVIDED BY OPERATIONS

Net cash generated from operating activities amounted to RMB1,261.4 million in 2005, a decline of 16.6% or RMB250.2 million against RMB1,511.6 million for the same period last year. The decrease was principally caused by increased taxation charges that reduced cash from operating activities by RMB140.8 million, wages and benefits payable caused a decrease in cash by RMB178.2 million, various current account payments reduced cash by RMB174.2 million and other factors such as net amounts from translation caused cash to shrink by RMB3.8 million. The aforesaid items collectively reduced cash from operations by RMB497.0 million, offsetting the increases in operating profits and depreciation charge of RMB158.1 million and RMB88.7 million, respectively.

CAPITAL EXPENDITURE

To meet domestic and foreign demand for oilfield services, the Company continued to increase its capital expenditure and enhance its facilities. Capital expenditure in 2005 was RMB2,071.2 million, representing a 28.5% growth or an increase of RMB459.4 million over RMB1,611.8 million for the same period last year. Of which, capital expenditure of RMB1,404.0 million was spent on drilling business, mainly used for construction of two 400 feet jack-up rigs; RMB302.1 million on oil and gas well technical services, mainly used for purchases of facilities such as those for directional wells, well testing and well cementing; RMB104.8 million on offshore work boats and transportation services, mainly used for purchase of one chemicals carrier and construction of another two; RMB260.3 million on geophysical exploration services, mainly used for transformation of the collection system of one seismic vessel and transformation of one offshore supply vessel into a seismic six-cable vessel.

CASH OUTFLOW FROM FINANCING ACTIVITIES

In 2005, net cash outflow from financing activities amounted to RMB430.9 million, comprising RMB230.9 million of dividend payment and RMB200.0 million of loan repayment to CNOOC.

SUBSEQUENT EVENTS

In compliance with the Articles of Association of the Company, an Extraordinary General Meeting was held on 12 January 2006 at which a special resolution in respect of issuing short-term debentures with an aggregate principal not exceeding RMB2 billion was passed. The short-term debentures will be issued to institutional investors in the PRC and will be unsecured, with a term of one year and to be issued in two tranches of RMB1 billion each. Interest rate of the short-term debentures will be 2.92%. The proceeds from the issuance of the short-term debentures will be used in purchasing fuel, lubricant oil, parts used by vessels and for other like operating expenses. In other words, the funds raised will be used to meet the short-term financial needs of the Company's operation so as to ensure that the Company can carry out each operating activity smoothly.

OUTLOOK

In view of the favourable conditions for growth in demand for oil and gas well exploration and oil field technical services, the Company will capitalize on the opportunities for oil and gas business development. While continuing to lead in the offshore market in China, we will strive to explore overseas markets such as Southeast Asia and establish ourselves in both domestic and foreign markets.

The first 400 feet jack-up rig which we invested in and constructed will be put into operation in 2006. This will no doubt drive the growth of our drilling business. At the same time, we will continue to develop our integrated project management service, taking advantage of our quality facilities to drive relevant technical services, deepen our involvement in technological research and its commercialization and strengthen growth in oil field technical services. With regard to marine support and transportation services, we commenced construction of two chemical carriers in 2005, and the two chemical carriers which we bought during the year are due to become operational in the second half of 2006. The above developments together with one second-hand chemical carrier which we already own will make us well prepared for the market demand in chemicals transportation services. Regarding our geophysical exploration services, upgrading of our seismic vessel was completed in the end of 2005. The vessel joined service in early 2006, which has strengthened our ability in 3D seismic data collection.

Looking forward to the year 2006, staff of the Company as a whole will continue to uphold the corporate vision of "we must do better", follow the standard of conduct: "concentrate to do well in every matter" and endeavour to fulfill the following objectives: we continue to grow revenue and profits to reinforce the momentum of high growth and strive to seek breakthroughs in technological progress; we continue to take hold of opportunities to accelerate the enhancement of productivity and speed up the effort in developing deep offshore services; we steadfastly expand our integrated services and rapidly boost our capability in oil field productivity services; we continue to establish our brand in international services; and we carry on our efforts in keeping a healthy, safe and environmentally-friendly workplace and create the most value for our shareholders, customers and employees.

SUPPLEMENTARY INFORMATION

Audit Committee

The audit committee had reviewed together with management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The results for the 12 months ended 31 December 2005 were audited by Ernst & Young in accordance with the Hong Kong Standards on Auditing 700 issued by the Hong Kong Institute of Certified Public Accountants. The Audit Committee has reviewed the annual financial report.

Compliance with the Code on Corporate Governance Practices and the Model Code for Securities Transactions by Directors of Listed Issuers

The Board considers it necessary to clarify in detail the Company's compliance to Article E1.2 of the Code on Corporate Governance Practices (the "Code") to shareholders, with regard to the Annual General Meeting (the "AGM") convened on 25 May 2005. The Board, in accordance with the Articles of Association, passed a resolution to nominate the executive director/the Chairman of the Nomination Committee/the CEO/the President of the Company, Mr. Yuan Guangyu, to chair the Meeting, as Chairman of the Board was absent due to an unexpected issue, therefore the Board elected another director to chair the Meeting. The Company, in view of the actual circumstance of the AGM (in case that a shareholder of H share attends the meeting in person) will arrange the Chairman of the Board to chair the AGM to be attended by the corresponding chairpersons of each professional committee.

Apart from the above disclosure, the Board of the Company is unaware of any evidence that could lead to the establishment of a substantial deviation of practice from the Code, and the Board is of the view the Company has fully complied with other requirements set forth in the Code.

The Board of the Company confirmed, having conducted specific enquiries of all director of the Company, all members of the Board have complied with the required standards of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules throughout the reporting period.

Closure of Register of Members

Our Register of Members will be closed from 25 April 2006 (Tuesday) to 25 May 2006 (Thursday) (both days inclusive). In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates must be lodged with our share registrar, Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 24 April 2006 (Monday).

Purchase, Disposal and Redemption of Our Listed Securities

Neither we nor our subsidiaries purchased, disposed of or redeemed any of our listed securities during the year 2005.

Disclosure of Information on HKSE's website

All information required by paragraphs 45 to 45A of Appendix 16 of the Listing Rules will be published on the HKSE's website (http://www.hkex.com.hk) and our website (http://www.cosl.com.cn) in due course.

By Order of the Board
China Oilfield Services Limited
Fu Chengyu
Chairman

Hong Kong, 22 March 2006

As at the date of this announcement, the executive directors of the Company are Mr. Yuan Guangyu and Mr. Wu Mengfei; the non-executive director is Mr. Fu Chengyu; and the independent non-executive directors are Mr. Gordon Che Keung Kwong, Mr. Andrew Y. Yan and Mr. Simon X. Jiang.

Please also refer to the published version of this announcement in The Standard.